Management Discussion and Analysis

May 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month period ended May 31, 2014 and 2013 and the audited consolidated financial statements for the years ended August 31, 2013 and 2012.  The MD&A was prepared as of July 14, 2014.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the nine months ended May 31, 2014

•

Construction of the Buckreef Project Gold Mine Heap Leach Plant was initiated and progressing during the period.

•

Construction of resource models for Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo) was carried out during the period.

•

Construction of geological and mineralization wireframes for the four Buckreef Prospects was carried out during the period.

•

Biogeochemical (BGC) field sampling was carried out in the Kabanga Nickel belt.

•

The official signing ceremony of the Kigosi Mining Licence was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.

•

Positive Metallurgical Test results confirming potential of low cost mining for Buckreef Bingwa Deposit.

•

The Company announced a 121% increase at the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project, in ounces contained in the measured and indicated category, now containing approximately 2.4 million ounces, and on February 24, 2014 the Company filed on SEDAR a NI 43-101 independent technical report for the updated mineral resource estimate.

•

Two key permits granted for blasting and chemical processing at the Company’s Buckreef open cut area.

•

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine in the area known as Buziba-Busolwa in Tanzania, in a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

•

Buckreef Gold Company Limited, a joint venture company owned by the Company and the State Mining Corporation (STAMICO) was awarded the Environmental Impact Assessment Certificate for the Buckreef Gold Project.

Management Discussion and Analysis

May 31, 2014

Overall Performance

As at May 31, 2014 the Company had current assets of $5,384,059 compared to $11,289,745 on August 31, 2013.  The decrease is mainly due to net expenditures on exploration of $2,073,380 (2013 - $4,401,362), cash used to repay the convertible debenture of $1,090,000 (2013 - $nil) and cash used in operations of $2,860,720 (2013 - $2,847,047).  Mineral properties and deferred exploration assets were $47,093,620 as compared to $45,932,207 at August 31, 2013.

Net loss for the nine month period ended May 31, 2014 was $766,866 compared to a net loss of $471,321 in the comparable nine month period ended May 31, 2013.  The increase in net loss is primarily due to a lower gain of $3,491,000 from the revaluation of warrant liability during the nine months ended May 31, 2014 compared to a gain of $5,337,000 on the same revaluation of the warrant liability in 2013.  Items reducing the net loss included recovery of VAT of $348,623 during the nine months ended May 31, 2014 compared to $nil in 2013 and a write off of mineral properties of $853,544 for the nine month period ended May 31, 2014 compared to $1,499,813 in 2013.

During the nine month period ended May 31, 2013 the Company issued shares with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement.  During the nine month period ended May 31, 2014, the Company issued 293,319 shares (2013 – 168,429 shares) pursuant to the RSU plan with a value of $1,279,236 (2013 - $806,368).  In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2013	10,680
Equipment purchases	(332)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(2,015)
Repayment of convertible debt	(1,081)
General corporate expenses	(2,923)
Funds available May 31, 2014	$4,329

Management of the Company believes that the current level of funds is sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2013, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

Management Discussion and Analysis

May 31, 2014

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the nine month period ended May 31, 2014	As at and for the year ended August 31, 2013	As at and for the year ended August 31, 2012
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(766,866)	$(3,225,998)	($8,897,843)
Basic income (loss) per share	$(0.01)	$(0.03)	($0.09)
Diluted income (loss) per share	$(0.01)	$(0.03)	($0.09)
Total assets	$53,587,898	$58,193,340	$65,711,075
Total long term financial liabilities	$0	$0	$10,187,286
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the nine month period ended May 31, 2014 were $2,073,380 compared to $4,401,362 for the nine month period ended May 31, 2013.  The amount has decreased as compared with prior year as the Company advances its exploration of the Buckreef project and other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.  Recoveries received during the nine month period ended May 31, 2014 and 2013 from various option agreements and other miscellaneous sources were $nil and $41,481, respectively.

Net loss for the nine month period ended May 31, 2014 was $766,866 compared to a loss of $471,321 for the comparable nine month period ended May 31, 2013.  For the three month period ended May 31, 2014 and 2013, the net loss was $651,476 and a loss of $1,497,403, respectively.  The main reason for the increase in net loss for the nine month period is the reduced gain on revaluation of warrant liability of $3,491,000 compared to a gain of $5,337,000 on the same revaluation of the warrant liability in 2013.

Management Discussion and Analysis

May 31, 2014

Items reducing the net loss included , recovery of VAT of $348,623 during the nine months ended May 31, 2014 compared to $nil in 2013 and a write off of mineral properties of $853,544 for the nine month period ended May 31, 2014 compared to $1,499,813 in 2013.  The main reason for the decrease in net loss for the three month period is the reduced gain on revaluation of warrant liability of $1,242,000 compared to a gain of $2,097,000 on the same revaluation of the warrant liability in 2013. Items reducing the net loss include recovery of VAT of $348,623 during the nine months ended May 31, 2014 compared to $nil in 2013 and a write off of mineral properties of $680,058 for the nine month period ended May 31, 2014 compared to $1,499,813 in 2013.

For the nine month period ended May 31, 2014, depreciation expense was $192,892 compared to $212,330 for the nine month period ended May 31, 2013. The decrease of $19,438 was due to the lower capital asset cost base as depreciation lowered the capital asset balance offset by purchases in the period. The capital expenditure for the nine month period ended May 31, 2014 was $331,723 as compared to $39,544 in the nine month period ended May 31, 2013.

Consulting fees for the nine month period ended May 31, 2014 were $51,981 compared to $180,450 in the comparable nine month period ended May 31, 2013.  Consulting expenses decreased due to a reduction in fees to members of the technical committee and due to non recurring consulting work in the prior period in connection with preliminary economic analysis.  Consulting fees for the three months ended May 31, 2014 were $(28,871) compared to $51,014 in the comparable period ended May 31, 2013. The negative expense in the current period is due to account reclassifications.

Directors’ fees for the nine month period ended May 31, 2014 were $286,989 compared to $276,953 in the comparable nine month period ended May 31, 2013.  Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the nine month period ended May 31, 2014 were $272,977 compared to $263,933 in the comparable nine month period ended May 31, 2013. Office and general costs remained consistent between the comparable quarters.  For the three month period ended May 31, 2014, office and general expenses were $88,227 compared to $99,819 in the comparable period ended May 31, 2013. Office and general costs remained consistent between the comparable quarters.

Shareholder information costs for the nine month period ended May 31, 2014 decreased to $247,219 from $272,580 for the comparable nine month period ended May 31, 2013. The decrease was due to lower investor relation costs during the current quarter. For the three month period ended May 31, 2014, shareholder information costs were $66,564 compared to $93,889 for the three month period ended May 31, 2013. The decrease of $27,325 was due to lower investor relations costs during the current quarter in 2014.

Professional fees decreased by $36,178 for the nine month period ended May 31, 2014 to $377,556 from $413,734 for the nine month period ended May 31, 2013.  Professional fees decreased due to an ongoing litigation during the comparable period in 2013.  For the three month period ended May 31, 2014 professional fees increased to $179,800 from $150,056 for the three month period ended May 31, 2013. The increase is due to a charge of $75,000 related to the same litigation as described above.

Salaries and benefits expense has decreased to $1,035,055 for the nine month period ended May 31, 2014 from $1,126,300 for the nine month period ended May 31, 2013.  Salaries and benefits decreased

Management Discussion and Analysis

May 31, 2014

due to reduced bonuses paid in the current period.  The expenses for the corresponding three month period ending May 31, 2014 and 2013 were $352,034 and $329,232 respectively. Salaries and benefits remained consistent between the two comparable periods.

Share based payments for the nine month period ended May 31, 2014 were $926,397 compared to $896,450 in the comparable nine month period ended May 31, 2013.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 7 of the financial statements for details.  Director fee RSU expense was $151,137 and $156,653, respectively.

For the nine month period ended May 31, 2014, travel and accommodation expense increased by $87,362 from $87,906 in 2013 to $175,268. For the three months ended May 31, 2014, travel and accommodation expense increased by $31,092 from $43,998 in 2013 to $75,090. Travel and accommodation expense increased as compared to the comparable quarter in 2013 due to an increase in travel in Q2, 2014 and Q3, 2014 related to working towards the advancement of projects into future production.

For the nine month period ended May 31, 2014, the foreign exchange loss was $35,107 compared to an exchange loss of $109,190 for the same nine month period ended May 31, 2013. This decreased loss of $74,083 was due to the years’ average Tanzanian Shilling exchange rate having decreased from 1,524 at August 31, 2013 to 1,501 at May 31, 2014.

Interest income for the nine month period ended May 31, 2014 was $44,205, compared to $201,466 for the nine month period ended May 31, 2013.  Interest income has decreased as the average cash balance in interest bearing accounts decreased during the current period.

The interest accretion expense for the nine month period ended May 31, 2014 was $4,779, compared to $50,505 for the nine month period ended May 31, 2013. The interest relates to the issuance of convertible debt.  Interest accretion has reduced to $nil as of May 31, 2014 as debt has been repaid or converted into shares.

During the nine month period ended May 31, 2014, the Company agreed to abandon and wrote off $853,544 in expenses in various Kabanga project areas (2013 – wrote off $1,499,813) from abandoning various licenses, see note 3 of the financial statements. The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

During the nine month period ended May 31, 2014, the Company recorded recoveries of VAT of  $348,623 (2013 – $nil) for VAT that was previously expensed due to the government conditions at the time which supported a low likelihood of receiving VAT refunds.  During the current period, these government factors changed and the amount is deemed to be collectible.

A gain of $3,491,000 (2013 – gain of $5,337,000) was recognized during the nine month period ended May 31, 2014 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.

Management Discussion and Analysis

May 31, 2014

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(651)	$(1,704)	$1,589	$(2,755)	$(1,497)	$2,632	$(1,606)	$(3,576)
Basic and diluted income (loss) per share	$(0.01)	$(0.00)	$0.02	$(0.03)	$(0.01)	$0.03	($0.02)	($0.04)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

As of May 31, 2014, the Company’s working capital position was $4,529,552 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $4,562,552 (August 31, 2013 – $8,940,104) excluding warrant liability.  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2014 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

The Company has no contractual obligations as of the latest fiscal year end and latest fiscal quarter.

Convertible Debt

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Management Discussion and Analysis

May 31, 2014

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Nine month periods ended May 31,	Notes	2014	2013
Legal services	(i)	$205,357	$245,827
Director compensation	(ii)	$286,989	$271,073
Rent	(iii)	$21,347	$21,364
Technical Committee	(iv)	$nil	$59,812
Rent	(v)	$25,829	$12,632
Consulting	(vi)	$64,911	$27,669

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine month period ended May 31, 2014, the legal expense charged by the firm was $205,357 (2013 - $245,827), of which $92,040 remains payable at May 31, 2014 (August 31, 2013 - $13,143).

(ii) During the nine month period ended May 31, 2014, $286,989 (2013 - $271,073) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the nine month period ended May 31, 2014, $21,347 (2013 - $21,364) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the nine month period ended May 31, 2014, $nil (2013 - $59,812) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(v)  During the nine month period ended May 31, 2014, $25,829 (2013 - $12,632) was paid to a company associated with the Company’s CFO for office rental.

(vi) During the nine month period ended May 31, 2014, $64,911 (2013 - $27,669) was paid for heap leach construction consulting and website/data back up services to companies controlled by individuals associated with the CEO.

Management Discussion and Analysis

May 31, 2014

At May 31, 2014, the Company has a receivable of $1,654 (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

At May 31, 2014, the Company has a receivable of $16,622 (August 31, 2013 - $nil) from the general manager of the Company for medical expenses advanced on his behalf.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Nine month period ended May 31,	2014		2013
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 316,737	$ 6,876	$ 399,172	$ 919,109
Directors	135,852	151,137	104,055	271,073
Total	$ 452,589	$ 158,013	$ 503,227	$ 1,190,182

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2) Compensation shares may carry restrictive legends.

     (3) All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014 the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Management Discussion and Analysis

May 31, 2014

Of the 1,300,000 shares authorized for issuance under the Plan, 1,166,680 shares have been issued as at May 31, 2014.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 7 of the May 31, 2014, unaudited interim condensed consolidated financial statements for a full disclosure.

Management Discussion and Analysis

May 31, 2014

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

May 31, 2014

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the nine month period ended May 31, 2014 the Company wrote off $853,544 of costs on abandoned mineral properties part of the Kabanga project (2013 – $1,499,813).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of May 31, 2014 no liability for restoration exists.

Management Discussion and Analysis

May 31, 2014

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at May 31, 2014 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2014, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $43,000 (2013 - $128,000).

Management Discussion and Analysis

May 31, 2014

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2014, the Company had current assets of $5,384,059 (August 31, 2013 - $11,289,745) and current liabilities of $854,507 (August 31, 2013 - $5,873,641), including warrant liability or $821,507 (August 31, 2013 – $2,349,641) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $4,529,552 (August 31, 2013 - $5,416,104) including warrant liability or a working capital of $4,562,552 (August 31, 2013 – $8,940,104) excluding warrant liability.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2014, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at May 31, 2014.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were

101,325,880 common shares outstanding.  There were RSUs and warrants outstanding to purchase an aggregate 6,164,610 common shares.

Subsequent Event

There are no subsequent events to report.

Litigation

The Company in the ordinary course of business has been notified of a claim for additional compensation by a contractor and believes that the ultimate outcome of this action will not have a material adverse effect on its operation results, liquidity or financial position.

Management Discussion and Analysis

May 31, 2014

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations, as well as the Luhala and Lunguya properties which hold modest but low cost gold extraction potential.  Management of the Company has developed a conceptual production plan, whereas, Buckreef South Main resource is now in mine development and construction of low cost heap leach plant. This plan is based on advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. Kabanga Nickel JV licenses will be reevaluated due to the significant increase fees charged by Tanzania. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with others to generate interest in deposits that result in production.

Management Discussion and Analysis

May 31, 2014

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Management Discussion and Analysis

May 31, 2014

Buckreef Project

During the third quarter period (March 2014 – May 2014) the main activities which were under completion or in progress for the Buckreef Project:

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The completion of the demolition work of the old Buckreef mine infrastructure which started in the December ,2013 quarter was completed, including the disposal of the mine waste plus metal scrap, to give way to the Buckreef Gold Company new mine site plan for the Buckreef Re-development Project;

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Old Buckreef mine sites started to be cleared using Company’s heavy earth moving equipments that included JCB Back hoes and D6H bulldozers – areas cleared included the dilapidated old mine office buildings, stores and camp tracks around the Buckreef camp;

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Construction and reinforcement of the fence around the Buckreef camp to enclose all houses at the camp including the main office, power substation and power house. The work involved construction of concrete fence poles, poles erection and fixing of security razor wire  and wire mesh;

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Tanesco electric power line (33Kv) connection to Buckreef camp 100kkVA, 33/0.4/0.23kV sub-station completed.  The construction of the 500m overhead power line from the close by Tanesco main line was contracted to Agape Enterprises Ltd electric contractors. The activities completed by the contractor included bush clearing of the 500m root way from the Tanesco line to Buckreef substation, Erection of 7 wooden electric poles on the line, fixing conductor wire string, installation of a power drop down transformer and the inspection by Tanesco ready for commissioning;

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Construction of Heap Leach Pads (HL) for the Buckreef Gold Company heap leach mine operations was contracted to Yale Constech Company Ltd in the quarter. The completed   works on site before the construction works begun included the establishment of Buckreef survey control points, bush clearing and top soil removal on the HL pad construction site. The HL pad base toe was surveyed, cut and filled to the desired level of 1225m above msl, followed by partitioning the pad into 4 pads each of width 27m, leaving 3m between pad and the next pad to be used as berms for each pad. The construction of the 4 pads by cut & fill of ferricrete materials towards the heel of every pad for 100m to achieve the rise of 1.5% from the base level of 1225m has been completed for the 4 HL pads, applying the required engineering compaction standards. The construction of embankment & ramps around the 4 HL pads and berms on the 4 pads was on progress. Other works completed or on progress on the HL pad construction work include:-

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Installation of high density polyethylene (HDPE) and geo-textile membrane cushion liners on the base of the pads to create an impermeable layer to act against perforation was completed on pad #1, remains for the other 3 pads;

Management Discussion and Analysis

May 31, 2014

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Covering the pad liners (HDPE & Geo-textile membrane) with 19mm size washed aggregates with a layer of 300mm thick, on top of which the ore to be leached will be loaded. This work has been completed on Pad #1, remains for the other 3 pads;

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Pipe installation on the pads designed to collect leached gold solutions from the leach pads into the (i) Pregnant Pond, (ii) Intermediate Pond and (iii) Barren Pond. The pipe installation work had started on Pad #1, remains for the other 3 pads;

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Preparations for starting mining operations for the Buckreef Gold Company at Buckreef South Pit were completed. The preparations involved bush clearing of more than 25,090 m2 in the pit area, top soil removal from the cleared pit area, invitation to a number of mining companies (Kascco mining, Yale Constech, Caspian Mining, Bamboo rock mining) to quote for the South Pit mining contractual works;

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 Grade Control drilling preparations at South Pit was completed. The completed and ongoing  works included the  planning of 238 RC grade control drillholes at South pit using a 5m x 10m x 20m grid to define & confirm Buckreef south ore zone as defined  from the Buckreef block model, Survey spot height surface pick up by surveyor,  the setting out of grade control drillholes using surveyor  and drill quote invitation from a number of drill companies (Simba drilling, Capital drilling, Stamico & Supercore drilling) to quote for the RC drill works, for which Stamico was the best bidder for the job;

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During the third quarter the Pilot Crushtec plant previously installed at Kigosi and later dismantled and brought to Buckreef was re-assembled and tested, yielding <1mm size particles in a single pass; additional capacity options are being reviewed;

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The construction work for the base of a crusher plant for the Buckreef Gold Company started towards the end of the quarter at a site near the Heap leach pads. The site is being flattened, levelled and compacted sufficiently to erect a crusher once secured;

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A Memorandum of Agreement of sale (MoS) was made and entered into by DMO Technological Services Ltd of Zimbabwe and Buckreef Gold Company for the purchase of a carbon in column (CIC) plant for the proposed 1000 tpd heap leach operations at Buckreef during the close of the quarter;

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 During the quarter Buckreef Gold Company water use permits for the fresh water dam, shaft and water borehole were received from Lake Tanganyika Water Board following applications made in the previous quarters;

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Buckreef Gold Company work place registration application with the Mwanza Occupational Safety and Health Authority (OSHA) was completed with the award of a Compliance Certificate of Registration;

Management Discussion and Analysis

May 31, 2014

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Completion of the Buckreef fresh water dam rehabilitation by cut and fill of the eroded embankment wall and destroyed spillway to cause water retention in the dam enough for the heap leach operations;

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Repair work on the 14 km long, Katoro – Buckreef, road by grading and compacting bad portions, thus widening the road and making it passable by heavy trucks ferrying mine construction supplies to Buckreef from Mwanza was completed;

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Work of clearing of alternate road tracks using dozer and grader to nearby Tembo village from Mnekezi village & Rwamagaza villages, closing off the tracks through Buckreef mine areas, was completed;

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During the quarter geology team sampled materials piled up at surface on the old mine plant area, including materials from the ore bin and ROM pad area with the aim of checking the sort of grades in the grab and auger samples. The results returned from SGS laboratory in Mwanza on the grab and auger samples averaged between 2.985 g/t Au (from auger samples around old cyanide leach tanks) and 3.506 g/t Au (grab samples from ROM and ore bin);

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Buckreef Gold Company environmental Impact Assessment Certificate was received from the Minister responsible for environment issues in the Vice President’s Office, giving way to legal mining activities on the Buckreef mining licence;

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The  first quarter 2014, statutory government reports preparation on the prospecting licences held by TRE in Tanzania were completed, awaiting submission to the Commissioner, ministry of Energy & Minerals in the quarter;

Buckreef ESIA Study and OSHA

Buckreef Gold Company Ltd received the long awaited Environmental Impact Assessment Certificate with registration No. EC/EIS/1264 from the office of the Minister of State, Vice –President’s Office – Environment.

The company also received 3 water use permits  from Lake Tanganyika Water Board for the fresh water dam, old mine shaft and for water borehole at camp. The Lake zone Occupational Safety and Health Authority (OSHA) also completed Buckreef work place registration and awarded Buckreef Gold Company registration Certificate of Compliance in the 3rd quarter.

Buckreef Mining License Land Compensation Valuation

During the third quarter the management reviewed the two volumes presented by the government Valuer for a total valuation cost of Tshs 6,154,906,660 (approx USD 3.847M) and suggested resettlement, if any, to be implemented - Management is reviewing for future consideration

Management Discussion and Analysis

May 31, 2014

Itetemia Project

Open pit mining has been chosen as the most appropriate mining method that supports the overall low capital cost and short life of the project strategy.

The main activities completed or ongoing on the Itetemia Project in the 3rd Quarter to cause the application of Mining Licence on the Itetemia Gold Project (IGP) include:

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Digital Terrain Model (DTM) survey pickups using GPS to create topographical survey over the resource area for resource modelling,

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Completion of Itetemia Gold Project Feasibility study which was contracted to MaSS Resources Company Ltd,

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Submission of the Final Itetemia Gold Project (IGP) Feasibility Study by MaSS Resources company,

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Environmental Impact Assessment study on the Itetemia Gold Project (IGP) which was contracted to Efficient Consultants environmental experts. The study is ongoing and completed activities include - Visit to site, Conduction of consultative meetings with stake holders, Holding consultations with OSHA officials & Lake zone mines officer, Project registration with NEMC, Submission of brief project report to NEMC for project screening, Preparation of Scoping Project Report and Terms of reference (ToR) for management approval before submission and the Submission of the Scoping report to NEMC for approval.

Kigosi Project

The Kigosi gravel Coarse Gravity Recovery (CGR) testwork final report using Python Gekko gravity recovery process system was received in the quarter. The testwork indicate positive results as the overall gold recovery, based on pre-concentration by gravity and flotation, followed by intensive cyanide leaching at a grind size of 80% passing 0.106mm size, is 95.2%. This is based on a sample with a calculated head grade of 3.93 g/t Au; leach reside grade is 0.05 g/t and flotation tailings grade is 0.25g/t. The overall gold recovery achievable at the different leach conditions was determined using the average calculated head grade. The Table below summarises the testwork results for the Kigosi gravel ore.

Management Discussion and Analysis

May 31, 2014

Test ID	Calc Au Head Grade (g/t)	Pre-concentration Recoveries (%)	Leach Recoveries (%)	Overall Au Recovery (%)	Residue Au (g/t)
LBUC 01 ( Concentrate @ P80 As-is)	3.93	95.3	99.1	94.2	0.51
LBUC 02 ( Concentrate @ P80 106 μm)	3.93	95.3	99.9	95.2	0.05

The procedures for degazzetting the Kigosi project from a game reserve area to a mining area on the government gazette is still in process to allow the start of production. All requirements for mining, other then degazzetting, have been completed.

A team of 4 (four) officials, including a lawyer, was dispatched by the Ministry of Natural Resource and Tourism to the Kigosi mine licence area for the mining licence assessment. The team passed through Buckreef for briefing before proceeding to site.  While at Buckreef the lawyer requested some information on the Kigosi Project which was made available to him on soft copy. Below is the digital information given to the Lawyer as was requested.

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Kigosi Mining plan and recovery method,

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Permit to enter and conduct exploration in Kigosi game reserve since 1999 with the number of people involved during exploration,

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JV agreement between Tanzam200o Ltd and Stamico which giving 15% of shareholding to Stamico,

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Environmental Impact Assessment Report (EIA).

Luhala Project

The Luhala Project has an inferred drill resource of 1.86 million tons of ore with an average grade of 1.87 g/t gold for a total resource of 112,000 ounces gold using cut off grade of 0.5 g/t Au. During the 3rd Quarter there were no planned activities on the project as priority was to develop projects with measured and or indicated resources that are mineable. The Luhala project has big potential for additional resource and management is reviewing to determine when more development work will be considered to be completed on the area.

Management Discussion and Analysis

May 31, 2014

Lunguya Project

The Lunguya project licences lies to the south of Barrick’s Bulyanhulu mine (>10M oz) on a major NW-SE regional shear and gold occurs in narrow sheared quartz veins in sheared basalts on contact with granites. The potential for discovery of an economic resource on the Luhala licences contiguous and on strike to the small scale miner’s active workings is there, and requires more work especially drill testing all bull’s eye soil and RAB anomalies around the granite-greenstone contacts.  Management is reviewing to determine when ~~if~~ more development work will be considered to be completed on the area.

Kabanga Nickel Project

During the 3rd Quarter there were no exploration activities on the Kabanga Project licences due to Company concentrating on projects with the potential to generate near term cash flow, including gold production start up. The Kabanga Nickel and base metals project will remain to be a potential area in the country for the base metal mineralization (Nickel, PGM, tin, wolfram, coltan etc.).  BGC testing results carried out in previous periods on the Ni anomaly interpretation on the Kabirizi and Buhamila licences indicating the potential consideration for follow up in the future.

Although the company will continue to explore opportunities to maximise shareholder value and closely follow development of the adjacent Barrick/Xstrata Project Nickel Project, the company has taken a conservative approach to deferred carry values and conservation of cash investment.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of May 31, 2014 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Management Discussion and Analysis

May 31, 2014

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of May 31, 2014 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

The Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Corporation is made known to the Corporation’s certifying officers. The Corporation’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 1992 framework. The Corporation’s CEO and the CFO have evaluated the design and effectiveness of the Corporation’s DC&P as of May 31, 2014 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Corporation is made known to them by others within the Corporation. The CEO and CFO have also evaluated the design and effectiveness of the Corporation’s ICFR as of May 31, 2014  and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Corporation’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

The Company is in the process of reviewing its controls to be compliant with the 2013 framework by August 31, 2014.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Management Discussion and Analysis

May 31, 2014

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.